Primary Business Name: BLUE OCEAN ATS   **BD Number: 306512**

BD - AMENDMENT

07/19/2023

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ◯ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BEATON, DANIEL STEWART	I	CHIEF FINANCIAL OPERATIONS PRINCIPAL	09/2020	NA	N	N	4240769
BLUE OCEAN TECHNOLOGIES, LLC	DE	MANAGING MEMBER	10/2019	E	Y	N	84-3422717
BROWN, JASON MATTHEW	I	HEAD OF SALES AND ATS OPERATIONS	08/2021	NA	Y	N	2334010
HYNDMAN, BRIAN KEITH	I	PRESIDENT & CEO	06/2022	NA	N	N	2281837
PAVERMAN, MARK ELLIOT	I	CHIEF COMPLIANCE OFFICER	10/2021	NA	N	N	1046105

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